UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RSC HOLDINGS INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
74972L 102
(CUSIP Number)
August 24, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74972L 102

1	NAMES OF REPORTING PERSONS RSC Acquisition LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,587,204 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

5,587,204 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,587,204 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) See Item 4 below.
(2) Based on 103,412,561 shares outstanding.

CUSIP No.	74972L 102

1	NAMES OF REPORTING PERSONS Ripplewood Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,587,204 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

5,587,204 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,587,204 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) See Item 4 below.
(2) Based on 103,412,561 shares outstanding.

CUSIP No.	74972L 102

1	NAMES OF REPORTING PERSONS Ripplewood Partners II GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,587,204 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

5,587,204 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,587,204 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) See Item 4 below.
(2) Based on 103,412,561 shares outstanding.

CUSIP No.	74972L 102

1	NAMES OF REPORTING PERSONS RP II GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,174,816 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

8,174,816 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,174,816 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) See Item 4 below.
(2) Based on 103,412,561 shares outstanding.

CUSIP No.	74972L 102

1	NAMES OF REPORTING PERSONS RSC Acquisition II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,587,612 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

2,587,612 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,587,612 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) See Item 4 below.
(2) Based on 103,412,561 shares outstanding.

CUSIP No.	74972L 102

1	NAMES OF REPORTING PERSONS Collins Family Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,174,816 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

8,174,816 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,174,816 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) See Item 4 below.
(2) Based on 103,412,561 shares outstanding.

CUSIP No.	74972L 102

1	NAMES OF REPORTING PERSONS Collins Family Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,174,816 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

8,174,816 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,174,816 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) See Item 4 below.
(2) Based on 103,412,561 shares outstanding.

CUSIP No.	74972L 102

1	NAMES OF REPORTING PERSONS Timothy Collins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		8,174,816 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,174,816 (1)

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,174,816 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) See Item 4 below.
(2) Based on 103,412,561 shares outstanding.

Amendment No. 2 to Schedule 13G
This Amendment No. 2 to Schedule 13G (this “Schedule 13G/A”) amends and supplements the Schedule 13G originally filed on February 14, 2008, as amended on February 13, 2009 (the “Schedule 13G”) by RSC Acquisition LLC, Ripplewood Partners II, L.P., Ripplewood Partners II GP, L.P., RP II GP, LLC, RSC Acquisition II LLC, Collins Family Partners, L.P., Collins Family Partners, Inc. and Timothy Collins (each, a “Reporting Person” and collectively, the “Reporting Persons”). All capitalized terms used without definition in this Schedule 13G/A shall have the meanings set forth in the Schedule 13G.
This Schedule 13G/A amends the Schedule 13G as follows:
Item 4. Ownership.
Item 4 is amended and restated in its entirety as follows:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: See below.

(b)	Percent of class: See below.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See below.

(ii)	Shared power to vote or to direct the vote: See below.

(iii)	Sole power to dispose or to direct the disposition of: See below.

(iv)	Shared power to dispose or to direct the disposition of: See below.
As of the date of this report, each of the Reporting Persons beneficially owned the number and percentage of issued and outstanding shares of common stock of RSC Holdings Inc. listed opposite its name:

Reporting Person	Amount Beneficially Owned		Percent of Class(a)
RSC Acquisition LLC	5,587,204		5.4%
Ripplewood Partners II, L.P.	0	(b)	0%
Ripplewood Partners II GP, L.P.	0	(b)	0%
RP II GP, LLC	0	(b)(c)	0%
RSC Acquisition II LLC	2,587,612		2.5%
Collins Family Partners, L.P.	0	(b)(c)	0%
Collins Family Partners, Inc.	0	(b)(c)	0%
Timothy Collins	0	(b)(c)	0%

(a)	Based on 103,412,561 shares outstanding.

(b)	Excludes 5,587,204 shares held by RSC Acquisition LLC, whose sole member is Ripplewood Partners II, L.P., whose general partner is Ripplewood Partners II GP, L.P., whose general partner is RP II GP, LLC. Ripplewood Partners II, L.P., Ripplewood Partners II GP, L.P. and RP II GP, LLC expressly disclaim beneficial ownership of the shares held by RSC Acquisition LLC, as well as the shares held by RSC Acquisition II LLC. The sole member of RP II GP, LLC is Collins Family Partners, L.P, which is managed by its general partner, Collins Family Partners, Inc. Timothy Collins, as the president and sole shareholder of Collins Family Partners, Inc., may be deemed to share beneficial ownership of the shares shown as beneficially owned by RSC Acquisition LLC. Collins Family Partners, L.P., Collins Family Partners, Inc. and Mr. Collins expressly disclaim beneficial ownership of the shares held by RSC Acquisition LLC, as well as the shares held by RSC Acquisition II LLC.

(c)	Excludes 2,587,612 shares held by RSC Acquisition II LLC, which is managed by RP II GP, LLC. The sole member of RP II GP, LLC is Collins Family Partners, L.P, which is managed by its general partner, Collins Family Partners, Inc. Timothy Collins, as the president and sole shareholder of Collins Family Partners, Inc., may be deemed to share beneficial ownership of the shares shown as beneficially owned by RSC Acquisition II, LLC. RP II GP, LLC, Collins Family Partners, L.P., Collins Family Partners, Inc. and Mr. Collins expressly disclaim beneficial ownership of the shares held by RSC Acquisition II LLC, as well as the shares held by RSC Acquisition LLC.
Item 8. Identification and Classification of Members of the Group.
The following information is added to the end of Item 8:
On August 24, 2009, the parties entered into an amendment to the Stockholders Agreement that eliminated, among other things, certain restrictions on transfer. As a result of the distribution of approximately 26.6 million shares of common stock made by the Ripplewood Funds to their investors, the aggregate number of shares of Common Stock beneficially owned collectively by the Ripplewood Funds, the Oak Hill Funds and ACF has been proportionately reduced.
Amendment No. 1 to the Stockholders Agreement is filed as Exhibit 4.7.1 to the issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2009 and incorporated herein by reference. The Stockholders Agreement is filed as Exhibit 4.7 to the issuer’s Registration Statement on Form S-1 (File No. 140644) filed with the Securities and Exchange Commission on May 4, 2007 and incorporated herein by reference.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: August 25, 2009

RSC ACQUISITION LLC
By:	Ripplewood Partners II, L.P., its Sole Member
By:	Ripplewood Partners II GP, L.P., its General Partner
By:	RP II GP, LLC, its General Partner
By:	/s/ Christopher P. Minnetian
	Name:	Christopher P. Minnetian
	Title:	Secretary

RSC ACQUISITION II LLC
By:	RP II GP, LLC, its Manager
By:	/s/ Christopher P. Minnetian
	Name:	Christopher P. Minnetian
	Title:	Secretary

RIPPLEWOOD PARTNERS II, L.P.
By:	Ripplewood Partners II GP, L.P., its General Partner
By:	RP II GP, LLC, its General Partner
By:	/s/ Christopher P. Minnetian
	Name:	Christopher P. Minnetian
	Title:	Secretary

RIPPLEWOOD PARTNERS II GP, L.P.
By:	RP II GP, LLC, its General Partner
By:	/s/ Christopher P. Minnetian
	Name:	Christopher P. Minnetian
	Title:	Secretary

RP II GP, LLC
By:	/s/ Christopher P. Minnetian
	Name:	Christopher P. Minnetian
	Title:	Secretary

COLLINS FAMILY PARTNERS, L.P.
By:	Collins Family Partners, Inc., its General Partner
By:	/s/ Christopher P. Minnetian
	Name:	Christopher P. Minnetian
	Title:	Secretary

COLLINS FAMILY PARTNERS, INC.
By:	/s/ Christopher P. Minnetian
	Name:	Christopher P. Minnetian
	Title:	Secretary

TIMOTHY COLLINS
By:	/s/ Timothy Collins
	Name:	Timothy Collins

Exhibit 1
AGREEMENT REGARDING THE JOINT FILING OF
AMENDMENT NO. 2 TO SCHEDULE 13G
The undersigned hereby agree as follows:
(i)	Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and
(ii)	Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
Dated: August 25, 2009

RSC ACQUISITION LLC
By:	Ripplewood Partners II, L.P., its Sole Member
By:	Ripplewood Partners II GP, L.P., its General Partner
By:	RP II GP, LLC, its General Partner
By:	/s/ Christopher P. Minnetian
	Name:	Christopher P. Minnetian
	Title:	Secretary

RSC ACQUISITION II LLC
By:	RP II GP, LLC, its Manager
By:	/s/ Christopher P. Minnetian
	Name:	Christopher P. Minnetian
	Title:	Secretary

RIPPLEWOOD PARTNERS II, L.P.
By:	Ripplewood Partners II GP, L.P., its General Partner
By:	RP II GP, LLC, its General Partner
By:	/s/ Christopher P. Minnetian
	Name:	Christopher P. Minnetian
	Title:	Secretary

RIPPLEWOOD PARTNERS II GP, L.P.
By:	RP II GP, LLC, its General Partner
By:	/s/ Christopher P. Minnetian
	Name:	Christopher P. Minnetian
	Title:	Secretary

RP II GP, LLC
By:	/s/ Christopher P. Minnetian
	Name:	Christopher P. Minnetian
	Title:	Secretary

COLLINS FAMILY PARTNERS, L.P.
By:	Collins Family Partners, Inc., its General Partner
By:	/s/ Christopher P. Minnetian
	Name:	Christopher P. Minnetian
	Title:	Secretary

COLLINS FAMILY PARTNERS, INC.
By:	/s/ Christopher P. Minnetian
	Name:	Christopher P. Minnetian
	Title:	Secretary

TIMOTHY COLLINS
By:	/s/ Timothy Collins
	Name:	Timothy Collins